Filed by Coca-Cola Hellenic Bottling Company S.A.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this regulatory announcement except on the basis of information contained in the Prospectus published in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria. The voluntary tender offer submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. is made solely by the Information Memorandum published in connection therewith and which contains the full terms and conditions of such offer, including details of how it may be accepted.  A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr.  A copy of the approved Information Memorandum in Greek (with a convenience English translation) is available from Coca Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch.

FOR IMMEDIATE RELEASE

OPINION OF THE BOARD OF DIRECTORS OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ON THE VOLUNTARY SHARE EXCHANGE OFFER OF COCA-COLA HBC AG

Athens, Greece — 20 March 2013 — On 11 October 2012, Coca-Cola HBC AG (“Coca-Cola HBC”) announced an exchange offer to acquire all issued ordinary shares with par value of €1.01 each of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) in order to establish a premium listing of its ordinary shares on the LSE. The exchange offer is comprised of a Greek offer and a U.S. offer. Coca-Cola HBC has received all requisite approvals for the commencement of the exchange offer. The acceptance period started on 19 March 2013 and will end, for holders of Coca-Cola Hellenic shares, at 2 p.m., Athens time / 7 a.m., New York City time, on 19 April 2013. The deadline for holders of Coca-Cola Hellenic ADSs to tender their ADSs is 18 April 2013, at 5 p.m., New York City time.

The board of directors issued today its opinion on the exchange offer which will be submitted to the HCMC in accordance with Greek law 3461/2006. The opinion of the board is accompanied by a report, dated 19 March 2013, of the independent financial advisor to the Coca-Cola Hellenic board of directors, Jefferies International Limited.  The opinion and the report are included as appendices to this announcement.

Enquiries

Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

International media contact: RLM Finsbury Guy Lamming	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com

Charles Chichester Philip Walters Charles O’ Brien	email: charles.o’brien@rlmfinsbury.com

Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard  listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The voluntary tender offer is being made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria. A separate U.S. exchange offer is being made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Greek information memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this regulatory announcement or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

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United States

Separate documentation for the U.S. exchange offer has been and will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic has filed and will file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this regulatory announcement and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the share exchange offer in the United Kingdom, Greece or Austria contemplated in the Prospectus, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

• to legal entities which are qualified investors as defined in the Prospectus Directive;

• to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for Coca-Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the share exchange offer and the ordinary shares to be offered so as to enable an investor to decide to accept the share exchange offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this regulatory announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this regulatory announcement or on its completeness, accuracy or fairness. The information in this regulatory announcement is subject to change. The dates of the exchange offer and admission to trading on the London Stock Exchange may change. There is no guarantee that the exchange offer and admission to trading on the London Stock Exchange will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and admission to trading on the London Stock Exchange.

This regulatory announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC

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AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this regulatory announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this regulatory announcement, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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APPENDIX

Opinion of the board of directors of Coca-Cola Hellenic Bottling Company S.A.
on the voluntary tender offer of Coca-Cola HBC AG

The Board of Directors of Coca-Cola Hellenic Bottling Company S.A. (the “Company” and together with its subsidiaries, the “Group”) was convened on Wednesday, 20 March 2013, at 9:30 am, with the presence of all its members.

The Board acknowledged that it had been validly convened, that it was quorate and that it may validly adopt resolutions in accordance with Greek law and Article 10 of its Articles of Association.

Sole Item of the Agenda: Reasoned Opinion on the Voluntary Tender Offer

A.            Reference was made to:

1.             the voluntary tender offer (the “Greek Offer”) made by Coca-Cola HBC AG (“CCHBC”) to acquire all issued ordinary shares of the Company (each, a “Company Share”) that CCHBC does not hold directly or indirectly for new ordinary shares of CCHBC (each, a “CCHBC Share”) on a one-for-one basis under Greek Law 3461/2006 (the “Law”);

2.             the separate offer (the “U.S. Offer” and, together with the Greek Offer, the “Exchange Offer”), whereby all holders of Company Shares located in the United States may elect to receive, for each Company Share tendered and not withdrawn, one CCHBC Share or one American depositary share representing a CCHBC Share (a “CCHBC ADS”), and all holders of American depositary shares, each representing one Company Share (each, a “Company ADS”), wherever located, may receive, for each Company ADS tendered and not withdrawn, one CCHBC ADS; and

3.             the subsequent statutory buy-out and statutory sell-out procedures (together with the Exchange Offer, the “Transaction”).

B.            It was noted that the purpose of the present meeting is to review the terms of the Exchange Offer and to authorize the publication of a reasoned opinion in connection with the Exchange Offer, as required by Article 15 of the Law and Regulation 14E under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

C.            Copies of the following documents were provided to the Board for detailed consideration:

1.             The Information Memorandum (the “Greek IM”) in relation to the Exchange Offer approved by the Hellenic Capital Market Commission (“HCMC”) on 13 March 2013;

2.             The Registration Statement on Form F-4, as amended (the “Form F-4”), relating to the Exchange Offer, including all information and documents incorporated therein by reference, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on 11 March 2013, the final offer to exchange/prospectus, dated 19 March 2013 (the “Offer to Exchange/Prospectus”), filed on the same day with the SEC, and the Statement on Schedule TO filed by CCHBC with the SEC on 19 March 2013 (the “Schedule TO” and, together with the Form F-4 and the Offer to Exchange/Prospectus, the “U.S. Offer Documents”);

3.             The Prospectus in relation to the Exchange Offer (the “UK Prospectus” and, together with the Greek IM and the U.S. Offer Documents, the “Offer Documentation”) which was approved by the United Kingdom Financial Services Authority, acting as the United Kingdom Listing Authority, on 7 March 2013 and passported into Greece and Austria in accordance with Directive 2003/71/EC, as amended; and

4.             The detailed report regarding the Exchange Offer, dated March 19, 2013 (the “Report”), of the independent financial advisor to the Company, Jefferies International Limited (“Jefferies”), pursuant to Article 15(2) of the Law.

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It was noted that the conditions to the Exchange Offer and its other terms are set out in the Greek IM, the U.S. Offer documents and UK Prospectus.

D.            It was noted that on 11 October 2012 the independent directors and other members of the Board, except for the Chairman who abstained from voting and the other Kar-Tess Holding nominees to the Board and The Coca-Cola Company nominees to the Board who recused themselves, unanimously resolved:

1)             that the Exchange Offer is fair and in the best interests of the Company and all of the holders of Company Shares and Company ADSs, in their capacity as such;

2)             to recommend that the holders of Company Shares and Company ADSs tender their shares and ADSs into the Exchange Offer for CCHBC Shares and CCHBC ADSs, as applicable; and

3)             to issue, publish and submit to the HCMC their reasoned opinion on the Exchange Offer after approval by the HCMC and publication of the Greek IM as required by the Law.

E.            In furtherance of the opinion publication mentioned above, the Board proceeded to consider the following factors:

1.             Number of Company Shares held or controlled directly or indirectly by members of the Board and the management of the Company

a)            Attention was drawn to the Schedule attached hereto.

b)            It was noted that:

(1)           as of the date of the present meeting, each of the members of the Board and senior management of the Company held or controlled directly or indirectly the number of Company Shares and Company ADSs listed in the Schedule.

(2)           each of the members of the Board and senior management holding Company Shares or Company ADSs stated that he currently intends to validly tender in the Exchange Offer or sell all Company Shares and all Company ADSs that each such person owns of record or beneficially.

c)             It was further noted that some of the Company’s directors and members of management may have interests in the Transaction that are different from or in addition to those of other Company shareholders generally. In particular:

(1)           four members of the Board of Directors, namely the Chairman and Messrs. Anastasios P. Leventis, Anastassis G. David and Haralambos K. Leventis, are nominated by Kar-Tess Holding, a major shareholder of the Company which is the incorporator and sole shareholder of CCHBC;

(2)           two directors, Messrs. Irial Finan and John Hunter, are nominees of The Coca-Cola Company.

2.             Actions taken or intended to be taken by the Board in relation to the Exchange Offer: It was noted that:

a)            the Board has informed its employees of the Exchange Offer on 13 March 2013 through an internal announcement.

b)            the Board has retained Jefferies to render an opinion to the Board, regarding the fairness, from a financial point of view, of the consideration offered in the Exchange Offer.

c)             the Board received the written opinion of Jefferies, dated 11 October 2012, that, as at the date of the opinion, the share consideration to be received by holders of Company Shares and Company ADSs is fair, from a financial point of view, to those holders (the “Opinion”).

d)            the board has retained Jefferies to render the Report.

e)             the Board received the Report, dated as of March 19, 2013, that, as at the date of the Report, the share consideration to be received by holders of Company and Company ADSs is fair, from a financial point of view, to those holders.

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f)             the Board has determined to tender the 3,430,135 Company Shares held in treasury by the Company, representing approximately 0.9 percent of the total issued Company Shares, in the Exchange Offer.

g)             the Board, on 11 October 2012, adopted the resolutions described under D above in relation to the Exchange Offer.

3.             Strategic and financial purpose and rationale for the Exchange Offer: It was noted that:

a)            the purpose of the Exchange Offer is to facilitate a premium listing of the Group on the London Stock Exchange (the “LSE”) and a listing on the New York Stock Exchange (the “NYSE”), under a new Swiss holding company, CCHBC. CCHBC has applied for a secondary listing of the CCHBC Shares on the Athens Exchange (“ATHEX”) subject to receipt of necessary approvals.

b)            the LSE is the largest exchange in Europe and is the current listing venue for a number of peer companies.

c)             CCHBC was incorporated by Kar-Tess Holding in order to facilitate the Exchange Offer, and has no operations and no material assets or liabilities other than in connection with the Exchange Offer.

d)            the most important reasons for CCHBC’s choice of Switzerland as its corporate domicile included the stable economic and regulatory environment in Switzerland, the Group’s existing operations in Switzerland and the central geographic location of Switzerland in Europe, as well as the precedent provided by a number of other multinational businesses having chosen Switzerland as their corporate domicile.

e)             the Exchange Offer will not cause any change in the business, scope, strategy and focus of the Group’s operations.

f)             the Group’s commitment to Greece will remain unaffected. The Company will maintain production and distribution of its products in Greece and will continue to operate after the Exchange Offer its Group Corporate Service Center in Athens, supporting operations in 28 countries. There will be no impact on jobs, compensation or benefits for any employees of the Group as a result of the Exchange Offer.

g)             the transaction is expected to benefit CCHBC, its future shareholders and the Group by:

(1)           better reflecting the international nature of the Group’s business and establishing a primary listing of the Group on the largest and most liquid exchange in Europe with the largest number of international listed stocks;

(2)           enhancing liquidity for holders of CCHBC Shares through a premium listing of the CCHBC Shares on the LSE, and facilitating the potential inclusion of CCHBC Shares in the FTSE UK Index Series; and

(3)           improving the Company’s access to both the international equity and debt capital markets and increasing its flexibility in raising new funds to support its operations and future growth.

4.             Continuity of the business and management of the Group.  It was noted that:

a)            immediately following the completion of the Exchange Offer, the composition of CCHBC’s board of directors will be consistent with the current composition of the Company’s Board, with one additional independent non-executive director.

b)            upon settlement of the Exchange Offer, at least half of CCHBC’s board of directors, excluding the chairman, will be independent directors, consistent with the UK Corporate Governance Code.

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5.             Terms of the Exchange Offer. It was noted that:

a)            the one-for-one exchange ratio of CCHBC Shares or CCHBC ADSs to Company Shares or Company ADSs, as applicable, is designed to allow the existing Company shareholders to maintain their investment in the Group in the same proportions (subject to any purchases of Company Shares or Company ADSs for cash pursuant to any Greek statutory buy-out and/or sell-out procedure), and to participate in the existing value of the Company and the strategic and financial benefits of, and the increased liquidity for, their investment expected to result from the Transaction.

b)            the Exchange Offer is extended to all holders of Company Shares and Company ADSs for their entire holdings of such shares or ADSs.

c)             the Exchange Offer has a minimum acceptance condition of at least 90% of the issued Company Shares and, if at the end of the acceptance period for the Exchange Offer, CCHBC has achieved that acceptance level, CCHBC will initiate a statutory buy-out under the Law to acquire all outstanding Company Shares (including those represented by Company ADSs) and thus to maximize, and permit all holders of Company Shares and Company ADSs to participate in, the anticipated benefits from the Exchange Offer.

6.             Opinion of Jefferies: The Board considered in detail each of the Opinion and the Report stating that, as at the date of each document and on the bases set forth therein, the consideration to be received by the holders of Company Shares and Company ADSs pursuant to the Exchange Offer is fair, from a financial point of view, to such holders (other than CCHBC and its affiliates).

7.             Support by Coca-Cola Hellenic stakeholders: It was noted that:

a)            Kar-Tess Holding has stated that it will tender all of its Company Shares, which represent approximately 23.3 percent of the total issued Company Shares, in the Exchange Offer on the same terms and conditions as the other shareholders of the Company.

b)            CCHBC has received confirmations from The Coca-Cola Company and certain other shareholders of the Company that they support the Exchange Offer and intend to tender Company Shares in the Exchange Offer. It was further noted that Kar-Tess Holding, The Coca-Cola Company and these other shareholders hold a combined total of approximately 60.0 percent of the total issued Company Shares.

c)             The Coca-Cola Company has agreed to extend the terms of the bottlers’ agreements for a further 10 years until 2023.

8.             Risks Associated with the Exchange Offer: It was noted that:

a)            certain circumstances could result in the failure to fully achieve the objectives of the Exchange Offer and the benefits sought to be realized thereby, including, among other things, the possibility that holders of Company Shares and Company ADSs may opt for cash rather than share consideration in any subsequent Greek statutory buy-out and/or sell-out, thus increasing the leverage and reducing the public free float of CCHBC.

b)            in such circumstances, there would be a less liquid market for CCHBC Shares than intended to be achieved if all holders of Company Shares and Company ADSs tender their shares and ADSs into the Exchange Offer for CCHBC Shares and CCHBC ADSs and the public free float requirement for potential FTSE UK Index Series inclusion of CCHBC might not be met following the Transaction, absent additional equity raising by CCHBC, which could be dilutive to the Company’s shareholders. In addition, CCHBC share ownership by the Company’s current major shareholders may increase on a percentage basis.

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F.             It was noted that the Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered, nor did it evaluate whether these factors were of equal importance.

G.            After consideration of all of the factors above, all Directors unanimously RESOLVED:

1.             that the Exchange Offer is fair and in the best interests of the Company and all of the holders of Company Shares and Company ADSs, in their capacity as such;

2.             to recommend that the holders of Company Shares and Company ADSs tender their Company Shares and Company ADSs into the Exchange Offer for CCHBC Shares and CCHBC ADSs, as applicable;

3.             to tender the Company Shares held in the treasury into the Exchange Offer;

4.             to approve and authorize the publishing of a copy of the Report to accompany the justified opinion of the Board to be published in accordance with the Law; and

5.             to approve and authorize the filing of the Board’s opinion concerning the Exchange Offer with the HCMC and the delivery thereof to CCHBC pursuant to Article 15 Paragraph 3 of the Law and its publication pursuant to Article 16 Paragraph 1 of the Law, as well as its filing with the SEC on Schedule 14D-9 in accordance with Rule 14e-2 under the Exchange Act and with such other regulatory authorities as appropriate and to do all other things and take all other actions necessary or advisable to give effect to these resolutions, in each case, as may be approved by an authorized person, including as defined in the resolutions previously adopted by the Board.

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Schedule

Company Shares and Company ADSs held by members of the Board and management of the Company

	Company Shares(1)		Company ADSs
Directors	—		—
George A. David	—		—
Anastasios P. Leventis	—		—
Anastassis G. David	—		—
Haralambos K. Leventis	—		—
Dimitris Lois	20,373		—
John Hunter	—		2,000
Irial Finan	—		—
Sir Michael Llewellyn-Smith	—		—
Nigel Macdonald	1,700		—
Antonio D’Amato	—		—
Kent Atkinson	—		—
Christos Ioannou	487,500		—

Senior Management	—		—
Per Breimyr	103		—
John Brady	4,629		—
Richard Smyth	23,565		—
Keith Sanders	17,391		—
Alain Brouhard	4,207		—
Kleon Giavassoglou	7,213		—
Jan Gustavsson	36,441	(2)	—
Michalis Imellos	4,951		—
Bernard P. Kunerth	27,514		—

(1)                                 Including Company Shares held through the Company’s employee share purchase plan.

(2)                                 Mr. Christos Ioannou holds 440,000 Company Shares in a joint account with his brother and two sisters (of which he effectively owns 25%, i.e., 47,500 Company Shares).

(3)                                 On March 14, 2013, Mr. Jan Gustavsson, General Counsel, Company Secretary and Director of Strategic Development of Coca-Cola Hellenic, sold 15,000 Company Shares on the Athens Exchange for an average price of €21.49 per share.

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PRIVILEGED AND CONFIDENTIAL

19 March 2013

The Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

9 Fragoklissias Street

151 25 Maroussi

Athens

Greece

Members of the Board:

We understand that Coca-Cola HBC AG, a company incorporated as a stock corporation (Aktiengesellschaft / société anonyme) under the laws of Switzerland (the “Offeror”) is making a share exchange offer in accordance with the provisions of Greek Law 3461/2006 (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary registered shares, par value €1.01 per share, (the “Company Shares”) of Coca-Cola Hellenic Bottling Company S.A. (the “Company”), which the Offeror does not hold, directly or indirectly.  In addition, we understand that the Offeror is making a separate share exchange offer, which is addressed to holders of Company Shares who are located in the territory of the United States of America and to holders of American Depositary Shares each representing one Company Share (each an “ADS”, and the ADSs, together with the Company Shares, the “Securities”), wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”).

We further understand that the Offeror is offering as consideration (the “Consideration”): (i) for every Company Share tendered in the Greek Exchange Offer, at the option of the holder thereof either (a) one Crest Depositary Interest (“CDI”) representing one Offeror Share; or (b) one new ordinary registered share of the Offeror (an “Offeror Share”) in book-entry form held through the Dematerialised Securities System (“DSS”); (ii) for each Company Share tendered in the U.S. Exchange Offer, at the option of the holder thereof, either (a) one Offeror Share in book-entry form held through the DSS or (b) one American Depositary Share representing one Offeror Share (an “Offeror ADS” and the Offeror ADSs, together with the Offeror Shares, the “Offeror Securities”); and (iii) for every one ADS tendered in the U.S. Exchange Offer, the Offeror is offering one Offeror ADS.

We note that the Offeror: (i) has applied to the Financial Services Authority, acting in its capacity as the UK Listing Authority (the “UKLA”), for all of the Offeror Shares to be admitted to the premium listing segment of the Official List of the UKLA and to the London Stock Exchange for all of the Offeror Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities (together, “Admission”); (ii) will apply to the New York Stock

Exchange for listing of the Offeror ADSs on the New York Stock Exchange; (iii) has applied to the Athens Exchange for a secondary listing of the Offeror Shares on the Athens Exchange; and (iv) intends to seek inclusion of the Offeror Shares in the FTSE All Share Index.

The terms and conditions of the Exchange Offer are more fully set forth in the Transaction Documents (as defined below).

You have asked for our report which you require in order to issue your justified opinion on the Exchange Offer, in accordance with article 15 of Greek Law 3461/2006.

In arriving at our report, we have, among other things:

i.                reviewed: (a) the Offer Circular approved by the Hellenic Capital Markets Commission on 13 March 2013; (b) the registration statement on Form F-4 declared effective by the US Securities and Exchange Commission (“SEC”) in connection with the U.S. Exchange Offer on 11 March 2013; (c) the listing prospectus approved by the United Kingdom Financial Services Authority acting as the United Kingdom Listing Authority on 7 March 2013 in connection with Admission and the Exchange Offer; and (d) the final offer to exchange/prospectus in connection with the U.S. Exchange Offer dated 19 March 2013 and filed with the SEC on the same day (together, taken as a whole the “Transaction Documents”);

ii.             reviewed certain publicly available financial and other information about the Company;

iii.          reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

iv.         held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

v.            reviewed the share trading price and liquidity history for the Company Shares; and

vi.         conducted such other financial studies, analyses and investigations and considered such other information, as we deemed appropriate.

In our review and analysis and in rendering this report, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify and have not independently investigated or verified, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by or on behalf of the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us.  We have not assumed and do not assume any responsibility or liability for any such information and have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.  We have also not evaluated the solvency or fair value of the Offeror or the Company under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that financial forecasts made available to us by or on behalf of it were reasonably prepared on bases reflecting (and continuing to reflect) the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.  We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our report also takes account of economic and market conditions existing and information available to us and which can be evaluated as of the date hereof. It should be understood that subsequent developments and other information that becomes available after this date may affect our report. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our report of which we become aware after the date hereof and we have not assumed any responsibility to update, revise or reaffirm our report. We further note that the current volatility and disruption in the credit and financial markets, including in relation to the Eurozone, may affect the proposed transaction, Admission, the financial terms of the Exchange Offer and/or the Company or the Offeror’s ability to consummate the proposed transaction and we are not expressing an opinion as to the effects of such volatility or such disruption on any of the foregoing.

Our report does not address any legal, regulatory, tax or accounting matters.  We have made no independent investigation of, and assume no responsibility or liability in connection with, any legal, regulatory, tax or accounting matters affecting the Offeror or the Company, and we have assumed the correctness in all respects material to our analysis of all legal, regulatory, tax and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Transaction Documents to the Company and holders of Securities. In addition, in preparing this report, we have not taken into account any tax consequences of the transaction to any holder of Securities.

We have assumed that the Exchange Offer will be consummated in accordance with, and on the basis of, the terms of the Transaction Documents without any adverse waiver, amendment or breach of any material term or condition thereof.  In particular, we have assumed that Admission will occur, with a minimum of 25% of the Offeror Shares being in public hands under the tests set out in Listing Rule 6.1.19 of the United Kingdom Listing Authority’s Listing Rules.  We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Exchange Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Offeror or the contemplated benefits of the Exchange Offer.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration to be offered, or any other aspects of the Exchange Offer, or to provide services other than the delivery of this report.  In light of the nature of the

Exchange Offer, we were not authorised to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction and we did not participate in the structuring or any negotiations with respect to the terms of the Exchange Offer and related transactions.  Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be achieved, and no opinion is expressed whether any alternative transaction might result in consideration more favourable to the holders of Securities than that contemplated by the Transaction Documents.

A summary of the analyses performed by Jefferies in connection with the present report is set out in Appendix.

It is understood that our report is for the use and benefit of the Board of Directors of the Company in its consideration of the Exchange Offer, and shall not be used for any other purpose and our report does not address the relative merits of the transactions contemplated by the Transaction Documents as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Board of Directors of the Company to recommend the Exchange Offer to holders of Securities or the terms of the Exchange Offer as set out in the Transaction Documents or the documents referred to therein.  Our report should not be construed as an investment proposition to buy or sell shares in the context of the Exchange Offer, or any business or commercial decision to accept or refuse the Exchange Offer.  Our report does not constitute a recommendation as to whether any holder of Securities should tender Securities pursuant to the Exchange Offer or any matter related thereto.  In addition, you have not asked us to address, and this report does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Securities.  Our report addresses only the fairness, from a financial point of view, of the Consideration to be received by holders of Securities who tender their Securities in the Exchange Offer and does not address any other aspect or implication of the proposed transaction (including the likelihood of the consummation of the transaction).  We express no opinion as to the price at which the Securities or the Offeror Securities will trade at any time.  Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Exchange Offer relative to the Consideration to be received by holders of Securities under the Exchange Offer. Our report has been authorised by the Fairness Committee of Jefferies International Limited.

We have been engaged by the Company to provide this report to the Board of Directors of the Company in connection with the Exchange Offer and will receive a fee for our services.  We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.  In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or the Offeror and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Offeror or entities that are affiliated with the Company or the Offeror, for which we would expect to receive compensation.  Except as otherwise expressly provided in our engagement letter with the Company, our report may not be used or referred to by the Board of Directors or the Company, or quoted or disclosed to any person in any matter or for any purpose whatsoever, in whole or in part, without the prior written consent of Jefferies International Limited.

Our report is issued in the English language and reliance may only be placed on our report as issued in the English language. If any translations of our report are delivered, they are provided only for ease of reference, have no legal effect and Jefferies International Limited makes no representation as to, and accepts no liability in respect of, the accuracy of any such translations.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Securities pursuant to the Exchange Offer is fair, from a financial point of view, to such holders (other than the Offeror and its affiliates).

Very truly yours,

/s/ JEFFERIES INTERNATIONAL LIMITED

JEFFERIES INTERNATIONAL LIMITED

APPENDIX — SUMMARY OF THE ANALYSES PERFORMED BY JEFFERIES

The following is a summary of the material financial and comparative analyses performed by Jefferies International Limited (“Jefferies”) in connection with the present report. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

The FTSE All-Share Index and the FTSE 100 Index were used by Jefferies in performing its analyses as these indices are, in Jefferies’ view, the best available indicators for the performance of the main market of the London Stock Exchange as a whole and of companies of a similar size to Coca-Cola Hellenic Bottling Company S.A (“Coca-Cola Hellenic”), respectively.

Liquidity Analysis

Using publicly available information, Jefferies reviewed the market performance for companies listed on the London Stock Exchange, as represented by the FTSE All Share Index, and companies listed on the Athens Exchange, as represented by the Athens Exchange Composite Index, and Coca-Cola Hellenic, in each case over the four year period ending 13th March, 2013. Jefferies noted the decline in the value of the Athens Exchange Composite Index relative to the value of the FTSE All-Share Index and Coca-Cola Hellenic. Jefferies also noted that Coca-Cola Hellenic’s weighting in the Athens Exchange Composite Index was 24.8 percent as of 13th March, 2013. Jefferies also reviewed the six month rolling average daily trading values for the FTSE All-Share Index, the Athens Exchange Composite Index and Coca-Cola Hellenic on the Athens Exchange, and noted that the trading values of the Athens Exchange Composite Index and Coca-Cola Hellenic were both generally relatively lower over this period than the trading value of the FTSE All-Share Index.

Jefferies reviewed market performance and average daily trading volume information for seven publicly traded companies in the soft drinks and/or soft drinks bottling industry that Jefferies deemed comparable to Coca-Cola Hellenic based on size, similar products or services, similar operating or financial characteristics, or servicing similar consumer markets. The comparable companies (“Comparable Companies”) selected by Jefferies were as follows:

Comparable Companies

The Coca-Cola Company
PepsiCo
Dr. Pepper Snapple Group
Coca-Cola Enterprises
Coca-Cola Amatil
Coca-Cola FEMSA
Coca-Cola Icecek

Jefferies analyzed the average daily trading volume as a percentage of the outstanding shares assumed to be freely traded on the applicable exchange, commonly referred to as the free float, as of 13th March, 2013 for periods ranging from the past one month to the past two years for Coca-Cola Hellenic, Coca-Cola Hellenic with an adjustment to free float (referred to as the “Coca-Cola Hellenic Adjusted”) (as defined below), the Athens Exchange Composite Index, the median of a basket of companies in the FTSE 100 Index with a market capitalization below €10 billion similar to Coca-Cola Hellenic (51 companies in total) (referred to as the “Modified FTSE 100 Index”), and the median of the Comparable Companies. The results of this analysis were:

Average Daily Trading Volume / Free Float (percent)

	1 month	3 months	6 months	1 year	2 years
Coca-Cola Hellenic(1)	0.17%	0.12%	0.10%	0.09%	0.13%
Coca-Cola Hellenic Adjusted(2)	0.22%	0.16%	0.13%	0.12%	0.17%
Athens Exchange Composite Index	0.17%	0.25%	0.25%	0.20%	0.15%
Modified FTSE 100 Index	0.30%	0.29%	0.28%	0.30%	0.33%
Comparable Companies(3)	0.34%	0.38%	0.35%	0.35%	0.40%

(1)                                 Based on (i) a Coca-Cola Hellenic free float of 53.1 percent excluding Kar-Tess Holding and The Coca-Cola Company shareholdings and including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs; and (ii) trading volume in Coca-Cola Hellenic Shares only (disregarding trading in Coca-Cola Hellenic ADSs).

(2)                                 Based on (i) a Coca-Cola Hellenic free float of 40.0 percent excluding the investors that have confirmed that they support the transaction and intend to tender in the Exchange Offer and accounting for 60.0 percent and including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs; and (ii) trading volume in Coca-Cola Hellenic Shares only (disregarding trading in Coca-Cola Hellenic ADSs).

(3)                                 The free float of each Comparable Company is 100 percent, except for Coca-Cola Amatil (70.4 percent), Coca-Cola FEMSA (20.4 percent) and Coca-Cola Icecek (25.4 percent).

Note:                  Analysis is based on trading volumes on regulated markets and does not track trading on dark pool platforms.

Jefferies also reviewed the number of trading days required for the turnover of the entire free float of each of Coca-Cola Hellenic, Coca-Cola Hellenic Adjusted and the companies in the Athens Exchange Composite Index and the median free float of these companies in the Modified FTSE 100 Index and the Comparable Companies, in each case based on the six-month average daily trading volume as at 13th March, 2013. The number of trading days turnover was as follows:

Free Float Turnover Based on 6-Month Average Daily Traded Volume

Number of Trading Days
Coca-Cola Hellenic(1)	1,005
Coca-Cola Hellenic Adjusted(2)	758
Athens Exchange Composite Index	403
Modified FTSE 100 Index	361
Comparable Companies(3)	285

(1)                                 Based on a Coca-Cola Hellenic free float of 53.1 percent excluding Kar-Tess Holding and The Coca-Cola Company Entities shareholdings.

(2)                                 Based on a Coca-Cola Hellenic free float of 40.0 percent excluding the investors that have confirmed that they support the transaction and intend to tender in the Exchange Offer and accounting for 60.0 percent.

(3)                                 The free float of each Comparable Company is 100 percent, except for Coca-Cola Amatil (70.4 percent), Coca-Cola FEMSA (20.4 percent) and Coca-Cola Icecek (25.4 percent).

Note:                  Analysis is based on trading volumes on regulated markets and does not track trading on dark pool platforms.

Analyst Coverage

Jefferies reviewed information on the research analyst coverage of Coca-Cola Hellenic and of the companies comprising the FTSE 100 Index and the Athens Exchange Composite Index. For purposes of its analysis, Jefferies defined an analyst as “active” if it had published a report in the 12 months preceding 13th March, 2013. Jefferies noted that active analyst coverage of Coca-Cola Hellenic and the mean and median of active analyst coverage of the companies comprising the Athens Exchange Composite Index were lower than the mean and median of active analyst coverage of the companies comprising the FTSE 100 Index and the companies comprising the Modified FTSE 100 Index. Defining a broker covering Coca-Cola Hellenic as “international” if the broker parent company’s country of incorporation was not Greece, Jefferies also noted that Coca-Cola Hellenic was covered by 12 international brokers and six Greek brokers.

None of the Comparable Companies nor the companies in the FTSE 100 Index, the Modified FTSE 100 Index or the Athens Exchange Composite Index or any modifications and subsets thereof utilized in Jefferies analyses is identical to Coca-Cola Hellenic. In evaluating the selected public companies that comprise the Comparable Companies and the Modified FTSE 100 Index, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Coca-Cola Hellenic’s and Jefferies’ control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.